UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.18)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78645L 100
(CUSIP Number)

Geoffrey M. Dugan

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78649D104

1	NAME OF REPORTING PERSON iStar Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,771,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,771,261
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,771,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.35%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 18 on Schedule 13D (the "Schedule 13D") relating to shares of common stock, $0.01 par value per share (the "Shares"), of Safehold Inc., a Maryland corporation (the "Issuer"), is being filed by iStar Inc., a Maryland corporation ("iStar"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the "Statement").

Item 3.                   Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used by iStar to acquire the Shares reported in Item 5(c) was $66,838,357.23. iStar used its working capital to make such purchases. In addition, iStar received 49,790 Shares as the third quarter 2020 management fee under its management agreement with the Issuer.

Item 4.                   Purpose of Transaction

iStar’s purchases of additional Shares, as reported in Item 5(c) of this Statement, were made in order to increase its equity interest in the Issuer and, in the case of Shares acquired directly from the Issuer, to provide equity capital to the Issuer for use in its business. See also Item 6.

Item 5.                   Interest in Securities of the Issuer.

(a)           As of November 13, 2020, iStar beneficially owns 34,771,261 Shares directly, or approximately 65.35% of the outstanding Shares. Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar's executive officers and directors.

(c)           During the 60 days prior to the filing of this Amendment No. 18 to the initial Statement, iStar acquired a total of 1,148,420 Shares (including 49,790 Shares received as payment of quarterly management fees).

iStar acquired 33,056 Shares through open-market purchases conducted under a “written plan for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934, as amended. Further details regarding these purchases are set forth below.

As discussed on Item 6, on November 13, 2020, iStar purchased 1,065,574 Shares pursuant to a private placement purchase agreement with the Issuer at a purchase price of $61.00 per share, equal to the public offering price per share in the concurrent public offering of the Shares. For more information, please see the Issuer's Current Report on Form 8-K, filed with the Commission on November 13, 2020.

In addition, iStar acquired 49,790 Shares on October 20, 2020 in payment of the third quarter 2020 management fee pursuant to the Management Agreement between the Issuer and SFTY Manager LLC, a wholly-owned subsidiary of iStar.

Trade Date	No. of Shares	Price per Share ($)	Cost ($)
September 15, 2020	701	59.83	41,937.89
September 17, 2020	4,217	59.28	249,966.89
September 18, 2020	4,353	57.43	249,998.45
September 21, 2020	4,646	53.81	249,978.49
September 22, 2020	4,686	53.34	249,961.55
September 23, 2020	4,672	53.50	249,969.75
September 24, 2020	4,544	55.01	249,955.44
September 25, 2020	4,441	56.28	249,925.27
September 28, 2020	796	58.60	46,649.50

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 13, 2020, iStar entered into a private placement purchase agreement with the Issuer, pursuant to which iStar purchased from the Issuer 1,065,574 Shares at a purchase price of $61.00 per share, for a total purchase price of $65,000,014.00. On March 20, 2020, iStar entered into a private placement purchase agreement with the Issuer, pursuant to which iStar purchased from the Issuer 1,706,485 Shares at a purchase price of $46.88 per share, for a total purchase price of $80,000,016.80.

All Shares are subject to the voting power limitations contained in the Stockholder’s Agreement, dated as of January 2, 2019, between the Issuer and iStar, as reported in Amendment No. 13 to the Initial Statement, which limits iStar’s voting power in the Issuer to 41.9%.

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iSTAR, INC.

I.	Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar. Unless otherwise indicated, all persons identified below are United States citizens. Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment

*Jay Sugarman	Chairman and Chief Executive Officer of iStar Inc.
*Clifford de Souza	Private investor
*Robin Josephs	Private investor
*Barry Ridings	Senior advisor, Lazard Freres & Co.
*Richard Lieb	Senior advisor, Greenhill & Co., LLC
*Anita Sands	Private investor
Marcos Alvarado	President and Chief Investment Officer
Jeremy Fox-Geen	Chief Financial Officer
*David Eisenberg	Managing director, Zigg Capital

II.	Set forth below are the number of shares of common stock and Series D preferred stock, and the percentage of the outstanding shares, beneficially owned by each of the directors and executive officers of iStar Inc. Directors of iStar are identified by an asterisk.

Name	No. of Shares of Common Stock		% of Common Stock Outstanding	No. of Shares of Series D Preferred Stock	% of Series D Preferred Stock Outstanding

*Jay Sugarman	2,584,535	(1)	4.86%	2,000	**
*Clifford de Souza	70,532	(2)	**	-	-
*Robin Josephs	253,429	(3)	**	-	-
*Barry Ridings	105,080	(4)	**	-	-
*Richard Lieb	27,862	(5)	**	-	-
*Anita M. Sands	16,910	(6)	**	-	-
Marcos Alvarado	37,875		**	-	-
Jeremy Fox-Geen	10,000	(7)	**	-	-
David Eisenberg	12,984	(8)	**	-	-

(1)	This consists of 2,543,991 shares owned by Mr. Sugarman and 40,544 shares owned indirectly through Mr. Sugarman's spouse.
(2)	This includes 13,528 shares awarded under the iStar Inc. Non-Employee Directors Deferral Plan (Plan) that may not be sold or otherwise transferred until they vest on May 21, 2021.
(3)	This consists of (a) 137,714 shares owned indirectly through a family trust, (b) 13,140 shares owned indirectly through an Individual Retirement Account, (c) 21,644 restricted shares that may not be sold or otherwise transferred until they vest on May 21, 2021, and (d) a total of 80,931 Common Stock Equivalents (CSEs) awarded under the Plan that are fully vested.
(4)	This includes 13,528 shares awarded under the Plan, which may not be sold or otherwise transferred until they vest on May 21, 2021 and a total of 7,104 CSEs awarded under the Plan that are fully vested.
(5)	This includes 13,528 shares awarded under the Plan, which may not be sold or otherwise transferred until they vest on May 21, 2021.
(6)	This consists of 16,910 shares awarded under the Plan, which may not be sold or otherwise transferred until they vest on May 21.
(7)	This consists of 10,000 restricted stock units (Units) representing the right to receive an equivalent number of shares of iStar's common stock (net of applicable taxes and other withholdings) if and when the Units vest. The Units will vest in three (3) installments of 3,334 Units on January 7, 2021, 3,333 Units on January 7, 2022 and 3,333 Units on January 7, 2023, respectively, if certain service conditions have been satisfied.
(8)	This includes 10,710 shares awarded under the Plan, which may not be sold or otherwise transferred until they vest on May 21, 2021.
**	Under 0.1%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2020

iSTAR INC.

/s/ Geoffrey M. Dugan
Geoffrey M. Dugan General Counsel, Corporate and Secretary